UNITED STATES SECURITIES AND
                     EXCHANGE COMMISSION
                    Washington, DC 20549


                           Form 3
               INITIAL STATEMENT OF BENEFICIAL
                   OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the
       Securities Exchange Act of 1934, Section 17(a)
      of the Public Utility Holding Company Act or 1935
   or Section 30(h) of the Investment Company Act of 1940

1.Name and Address of Reporting Person:
     Shane Lowry
     688 West Hastings Street
     Suite 910
     Vancouver, British Columbia, Canada V6B 1P1

2.Date of event requiring Statement:  September 13, 2002

3.IRS identification number of Reporting Person, if an Entity
(Voluntary): None

4.Issuer Name and Ticker or Trading Symbol:

     Savannah River Group, Inc.
     No ticker or trading symbol.

5.Relationship of Reporting Person to Issuer:

X Director  X Officer (give title below)  X 10% Owner    ___Other (specify)

          Secretary/Treasurer


6.If Amendment, Date of Original:  NA

7.Individual or Joint Group Filing:  Individual

   Table I - Non-Derivative Securities Beneficially Owned

1.Title of Security:  Common Stock ($0.001 par value)

2.Amount of Securities Beneficially Owned:   3.Ownership form Direct(D)
or Indirect(I):
     2,000,000 shares (44.4%)
4.Nature of Indirect Ownership: None

     Table II - Derivative Securities Beneficially Owned
1.Title of Derivative Security:    NONE

2.Date Exercisable and Expiration Date:  None

3.Title and Amount of Securities Underlying Derivative Security.
     Title: NA                          Amount: NA

4.Conversion of Exercise Price of Derivative Security: NA

5.Ownership form of Derivative Securities: Direct (D)  Indirect (I)
     None
6.Nature of Indirect Beneficial Ownership: None

Explanation of Response:

  /s/ Shane Lowry                     Date:  September 18, 2002
                    Signature of Reporting Person